INVEST IN **CORNEACARE, INC.**

D2C dry eye solution steamlining diagnosis, treatment, compliance and education

$10 OFF: YOUR FIRST ORDER
CorneaCare
Dry Eye
Education
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Personalized dry eye treatment delivered and monitored
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DROPS
VITAMINS
8:00 AM

INVESTMENT TERMS

SAFE

LEAD INVESTOR

Supreet Singh

CorneaCare, Inc. is a great investment because it capitalizes on the increasing market share of the telehealth sector in order to treat extremely common eye conditions. Dry eye disease is an extremely common medical problem that plagues millions of individuals. It often follows a refractory course due to poor compliance. The combination of technology and medicine has great potential to ensure patient compliance and improve patient outcomes.

Invested $2,500 this round

cornea.care Philadelphia PA

Retail | Software | Health and Fitness | Ecommerce | App

OVERVIEW UPDATES WHAT PEOPLE SAY 5 ASK A QUESTION

Highlights

1. Dry eye disease afflicts 30m+ US adults; aging population, increased screen time, contact lens use
2. With 1.0% market capture (300,000 patients), CorneaCare could generate $126M of revenue per annum (not guaranteed)
3. Our eCommerce portal provides convenient and effective treatment packages delivered monthly.
4. Our digital therapeutic app promotes treatment compliance, monitoring, and collaborative care.
5. Our revenue is generated from a monthly subscription plan.

Our Team

Jovi Boparai CEO

- Ophthalmology Resident, WillsEye Hospital - Valedictorian from Cornell Med - Over 50 publications in biomed research

Large total addressable market; current treatment options are not effective

Carl Murray COO



- Partner, Alto Palo, Digital Agency - CTO & CMO for Art Frankly - Designed and project managed 1500+ unit renovations in NYC

Pitch

We hope to generate revenue from a monthly subscription plan.

